Exhibit 99.2

Spark Networks(R) Announces Upcoming Investor Conference Participation

Spark Networks SE (NYSE American: LOV) announced today that management will attend the following conferences:

•	20th Annual B. Riley FBR Investor Conference to be held on May 22-23 at the Beverly Hilton Hotel in Los Angeles, CA.
•	Cowen 47th Annual Technology, Media and Telecom Conference to be held on May 29-30 at the Lotte New York Palace in New York, NY.
•	Stifel 2018 Cross Sector Insight Conference to be held on June 10-12 at the InterContinental Hotel Boston in Boston, MA.
•	Canaccord Genuity’s 39th Annual Growth Conference to be held on August 7-8 at the InterContinental Hotel Boston in Boston, MA.

Conference attendees can contact representatives at the respective firms to arrange a meeting.

Other Events

The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2018 with the U.S. Securities and Exchange Commission on April 29, 2019. Upon request, the Company will provide a hard copy of its annual report, which contains its audited financial statements, free of charge to its shareholders, ADS holders, and prospective investors.

Written requests should be directed to:

Spark Networks SE

Attn: Annual Reports

Kohlfurter Straße 41/43

Berlin 10999

Germany

Alternatively, email requests may be directed to investor@spark.net.

About Spark Networks SE:

Spark Networks SE is a leading global dating company with a portfolio of premium brands designed for singles seeking serious relationships. These brands include EliteSingles, Jdate, Christian Mingle, Silver Singles, eDarling, JSwipe and Attractive World. Formed in 2017 through the merger of Affinitas GmbH and Spark Networks, Inc., the Company has a presence in 29 countries worldwide and is publicly listed on the NYSE American exchange under the ticker symbol “LOV.”

Source: Spark Networks SE.